UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023

Commission File Number: 001-38438

Spotify Technology S.A.
(Translation of registrant’s name into English)

5, Place de la Gare
L-1616 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On December 4, 2023, Spotify Technology S.A. (the “Company”) announced a reduction in the Company’s employee base by approximately 17%. As a result, the Company estimates that it will incur approximately €130-145 million in charges in the fourth fiscal quarter of 2023, primarily consisting of severance-related payments and the impairment of real estate assets as a part of optimizing the Company’s office space footprint in connection with the reduction in the employee base, partially offset by forfeitures of equity awards by departing employees. The majority of the cash component of these charges will occur over the first and second fiscal quarters of 2024. The Company anticipates that these actions will generate meaningful operating efficiencies going forward.

Due to the charges noted above, the Company is updating its Operating Income/(Loss) outlook for the fourth fiscal quarter of 2023 to a range of €(93)-€(108) million.

Cautionary Note on Forward-Looking Statements

This report contains estimates and forward-looking statements, including statements regarding the costs, benefits, and timing of the reduction in the Company’s employee base, and the Company’s financial outlook for the fourth fiscal quarter of 2023. These estimates and forward-looking statements are mainly based on the Company’s current expectations and estimates of future events and trends, which affect or may affect the Company’s businesses and operations. Although the Company believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to the Company. Many important factors may adversely affect the Company’s results as indicated in forward-looking statements. These factors include, but are not limited to: the Company’s ability to attract prospective users, retain existing users, and monetize its products and services; competition for users, user listening time, and advertisers; risks associated with international operations and the Company’s ability to manage growth; risks associated with new products or services and the Company’s emphasis on long-term user engagement over short-term results; the Company’s ability to predict, recommend, and play content that users enjoy; the Company’s ability to be profitable or generate positive cash flow on a sustained basis; the Company’s ability to generate revenues from podcasts, audiobooks, and other non-music content; risks relating to acquisitions, investments, and strategic alliances; the Company’s dependence upon third-party licenses for most of the content it streams; the dependence of streaming on operating systems, online platforms, hardware, networks, regulations, and standards that the Company does not control; the Company’s ability to maintain the integrity of its technology structure and systems or the security of confidential information; the Company’s ability to maintain, protect, and enhance its brand; the Company’s dependence on key personnel and ability to attract, retain, and motivate highly skilled employees; the impact of economic, social, or political conditions; fluctuation of the Company’s operating results and fair market value of ordinary shares; and the impact of the Company’s reduction in employee base. A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from the Company’s estimates and forward-looking statements is included in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including the Annual Report on Form 20-F filed with the SEC on February 2, 2023, as updated by subsequently filed reports with the SEC. The Company undertakes no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spotify Technology S.A.

Date: December 4, 2023	By:	/s/ Paul Vogel
	Name:	Paul Vogel
	Title:	Chief Financial Officer